EXHIBIT 3.1

                         ARTICLES OF INCORPORATION
                                    OF
                             Merge Media, Inc.

Article 1. 	The name of this Corporation is: Merge Media, Inc.

Article 2.	This Corporation shall have perpetual existence commencing upon the filing of these Articles of Incorporation by the Florida Secretary of State.

Article 3.	This Corporation may engage in any lawful business activity
permitted under the General Corporation Act of the State of Florida.

Article 4.	This Corporation is authorized to issue FORTY-FIVE MILLION
(45,000,000) shares of Capital Stock as follows:

 4.1 Preferred Stock. Five Million (5,000,000) shares of Preferred Stock, subject to the following designations:

  4.1-1 One Million (1,000,000) shares are hereby designated as: Series I, $0.001 par value Convertible Preferred Stock, each share of which shall be exchangeable for three (3) shares of $0.001 par value Common Stock, without any further consideation required and upon such other terms and conditions as may be desgnated by the Board of Directors at or prior to their issuance, without further action of the Shareholders.

  4.1-2 Four Million (4,000,000) shares of no par value, Preferred Stock shall remain without designation; and which shares may be issued on such terms and conditions as designated by the Board of Directors at or prior to their issuance, without further action of the Shareholders.

 4.2 Common Stock. Forty Million (40,000,000) shares of which shall be designated as: Common Stock, having the par value of One Mill ($0.001) per share.

 All shares of Capital Stock issued by this Corporation shall have one vote in every matter submitted to the Shareholders.

Article 5.	The name and address of the initial Registered Agent is: Willis
B. Hale, 1450 S. Dixie Highway, Suite 101, Boca Raton, FL 33432.

Article 6.	The address of the Corporation is: 1450 S. Dixie Highway, Suite
101, Boca Raton, FL 33432.

Article 7.	This Corporation shall initially have at least One Director and no more than Nine Directors. The number of Directors may be increased or diminished, from time to time, by the action of the Board of Directors or by the majority vote of the Shareholders. A majority of the Board of Directors voting in person at a meeting duly called and held, or by their written consent taken in lieu of such a meeting, may remove a member of the Board for cause, and elect a replacement to serve until the next meeting of Shareholders.

Article 8.	The By-Laws of this Corporation may be adopted, altered,
amended or repealed by the affirmative vote of a majority, of the Board of Directors or, of the Shareholders.

Article 9.	This Corporation shall indemnify any Officer or Director, or any former Officer or Director, to the fullest extent permitted by law.

Article 10.	In the event that the securities of this Corporation shall
become publicly traded, the Corporation shall not be subject to the 'Affiliated Transactions' provisions of Section 6078.0901 Florida Statutes.

Article 11.	The name and address of the person signing these Articles as
Incorporator is: Willis B. Hale, 1450 S. Dixie Highway, Suite 101, Boca Raton, FL 33432.

Article 12.	This Corporation reserves the right to amend or repeal any
provision contained in these Articles of Incorporation, in full accord with the provisions of the General Corporation Act of the State of Florida.